Filed Pursuant to Rule 253(g)(2)

File No. 024-11277

East Bay Permanent Real Estate Cooperative, Inc.

Supplement No. 1 Dated June 29, 2021

To the Offering Circular dated September 1, 2020

East Bay Permanent Real Estate Cooperative, Inc (“EB PREC,” “we,” “our,” or “us”) would like to supplement our offering circular dated September 1, 2020. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

1.	Describe and provide background on our new staff;
2.	Describe a recently launched program whereby investor owner share purchases from community members may be subsidized by outside donations;
3.	Update the status of our prospective purchase of Esther’s Orbit Room;
4.	Update on our Board of Directors.

1.	In recent months, EB PREC has hired the following additional employees:

Annie McShiras: Investment and Fundraising Director, full time

Annie works to actualize her bold vision of an economy where all people have enough to thrive through her work as a fundraiser, storyteller, and business development strategist. She has worked across fields including student organizing, worker cooperative development, popular education, impact investing, and transforming our financial system. A white queer organizer, Annie is dedicated to justice, abundance, and equity, and is committed to learning and growing as a lifelong practice. She remains steadfast in her approach to create parallel, democratic institutions that provide a more just alternative to corporate capitalism. Annie’s tenet belief is that there are enough resources for everyone to thrive as long as those resources are distributed equitably. You can reach Annie at annie@ebprec.org.

Amy Huang: Operations Coordinator, full time

Amy brings to EB PREC over eight years of experience in multi-stakeholder communications and project management, from a career spanning landing site selection for the Mars Curiosity rover, technical strategy for Google, and strategic communications for the Bay Area transportation industry. Now activating her rich technical background in the collective struggle against oppression, she is committed to advancing a liberated, equitable, and radically inclusive future. A queer Asian American woman, child of immigrants, and settler, she thrives when catalyzing passionate people to do their best work. You can reach Amy at amy@ebprec.org.

Miliaku Nwabueze: Community Organizer, full time

Miliaku’s current identities are black, queer, femme, Detroit-raised, Igbo, and play-expert. She is currently completing her MFA in Transdisciplinary Design at Parsons at The New School. Her experience with working humans spans across corporate america, non-profits, grassroots organizations, cooperatives, and a multitude of different projects and initiatives. She has familiarity with software design, transition design, finance, pedagogical and curriculum development, and project management. In her work, she has witnessed the potential of relationships to maintain the status quo and to subvert it. In building consciousness around her blackness and queerness, she has developed tools and frameworks she hopes will help us deviate from reformist patterns and enter generative relationships with each other and all earthlings. As a staunch abolitionist, she believes in rethinking everything and incorporates design methodologies into (un)making. Often sitting with creation and destruction as a singular force, Miliaku often provides "out-of-bounds" thinking to push herself and those around her into spaces rooted in liberatory thought and practices. You can reach Miliaku at miliaku@ebprec.org

Jason Gonzalez, Design Intern, part time

Jason is currently pursuing his bachelor’s degree in Architecture at the California College of the Arts and brings over four years of professional architectural experience with him. He is currently trying to piece together his passion for design and the built environment with his mission of visualizing a strong, healthy and just community. Being a child of immigrants, he sees great value in all of those he meets and truly wants to understand their thoughts, dreams and what inspires them to work hard in life.

2.	EB PREC has begun to deploy funds received from two grants from the Center for Cultural Innovation to subsidize investor ownership for BIPOC community members from East and West Oakland. The shares we are offering are no different from any other shares, but we are subsidizing between 50% and 100% of the share price. Prospective Investors must apply for these shares, and those who receive these shares will have all the same rights as other investor owners. The $65,000 available for subsidies will be allocated on an ongoing basis until exhausted, or if more funds are acquired for this purpose. Right now community members can apply at https://forms.gle/U35FZZnF9Faf1xRJA, or in person at events. This site may not remain active, so please reach out to a member of the EB PREC team if it is not working in order to see if subsidies are still available.

3.	EB PREC has signed an Option granting us the right to acquire Esther’s Orbit Room and adjacent properties (1720-1724 7th st, and 1715 Goss st, in West Oakland), collectively Esther’s Orbit Room Cultural Revival Project. In March 2021, in exchange for $21,000, EB PREC acquired an Option to purchase these properties for a total purchase price of $1,500,000. On June 15 2021, EB PREC renewed that option for another three months, in exchange for another $21,000, giving EB PREC until September 30, 2021 to decide whether or not to exercise the option and acquire the properties. We are currently continuing our due diligence on the properties and raising additional funds needed should we choose to exercise this option.

4.	In the spring of 2021 EB PREC held elections and received appointments for certain board seats. Shira Shaham was reelected by EB PREC’s staff owners as the board secretary, and Ellen Sebastian-Chang was elected by EB PREC’s resident owners as our first Resident Director. Her Bio is below. Both Pat St. Onge and Candice Elder were reappointed by the Sogorea Te Land Trust and the East Oakland Collective, respectively. The remaining vacant board seat, the Community Director, is scheduled to be filled next year, and will be chosen by EB PREC’s Community Owners.

Ellen Sebastian Chang, Resident Director

Ellen Sebastian Chang (she/her), is a storied figure in the performing arts, as a director and arts educator whose career spans 45 years. Her current projects include an ongoing collaboration with AfroFuturist Conjure artist Amara Tabor Smith and the Deep Waters Dance company’s House/Full of BlackWomen, a multi-year site-specific dance theater work that addresses the displacement, sex trafficking, and the creative well-being of Black women and girls in Oakland, California. She has worked as an arts educator for 42 years: with technical direction/design classes at the Urban School of San Francisco, Magic Theaters Young California Writer’s Program, as an artist in Bay Area Public Schools via Young Audiences of Northern California and for the past 14 years with The World as it Could Be Human Rights Education Arts Program. She is currently teaching with Girl’s Project a program facilitated with East Side Arts Alliance. Sebastian Chang was the cofounder and artistic director of Life on the Water, a national and internationally known presenting and producing organization at San Francisco’s Fort Mason Center from 1986 through 1995. In the past five years she has collaborated with the HBO production "Whoopi Goldberg Presents Moms Mabley"; Maya Gurantz "A Hole in Space (Oakland Redux)"; Sunhui Chang and Maya Gurantz "How to Fall in Love in A Brothel”; Campo Santo and Ben Fisher’s “Candlestick” and served as the proud co-owner and general manager of FuseBOX Restaurant, created by chef Sunhui Chang in West Oakland, California. She is a recipient of awards and grants from Creative Capital, MAP Fund, A Blade of Grass Fellowship in Social Engagement, Art Matters, Kenneth Rainin Foundation, NEA, Creative Work Fund, California Arts Council, Mazza Foundation and Zellerbach Community Arts Fund.